Exhibit 99.3

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

OF THE BOARD OF DIRECTORS

Purpose

The purpose of the Committee is to: (i) identify, review, evaluate and recommend candidates to serve as directors of the Company, consistent with criteria approved by the Board; (ii) recommend to the Board the structure and membership of Board committees; (iii) oversee the annual evaluation of the Board and its committees; (iv) periodically review, and recommend to the Board amendments to, the Company’s corporate governance guidelines and other corporate governance documents and make other recommendations to the Board related to corporate governance trends and issues; and (v) oversee the Company’s governance framework, including stockholder engagement on governance matters and policy-level sustainability priorities and disclosures.

A. Composition and Meetings

1.	Composition. The Committee shall be comprised of at least two members of the Board. Each Committee member shall be independent, as determined by the Board in accordance with the rules of The Nasdaq Capital Market and applicable SEC rules. The Committee’s Chairperson and members shall be appointed by the Board, on the recommendation of the Committee, in accordance with the Company’s Bylaws and any applicable agreement to which the Company is a party regarding the nomination of directors. Members of the Committee shall serve at the discretion of the Board for such term or terms at the Board may determine or until their earlier resignation, removal, disability or death. The Board may remove any member from the Committee at any time with or without cause in accordance with the Company’s Bylaws and any applicable agreement to which the Company is a party regarding the nomination of directors.

2.	Meetings. The Committee shall hold such regular or special meetings as its members deem necessary or appropriate to fulfill the Committee’s responsibilities. The Committee’s Chairperson shall preside at Committee meetings and shall have authority to convene meetings, set agendas and determine Committee information needs. If the Chairperson is not available, the Committee will appoint an alternate Chairperson by a majority vote. Members of the Company’s management and others may attend meetings at the invitation of the Committee. However, the Committee shall have the opportunity to meet regularly without such individuals present in executive session. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the Committee may act at a meeting only upon approval of a majority of its members constituting a quorum. Absent a meeting, the Committee may act in writing by the unanimous consent of its members. The conduct of the Committee’s meetings shall otherwise be governed by the same rules regarding meetings, actions without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

3.	Minutes. Minutes of each meeting of the Committee shall be kept and distributed to each member of the Board and the Secretary of the Company. The Committee shall periodically report to the Board regarding its discussions and actions and make recommendations to the Board as appropriate.

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B. Resources and Authority

The Committee shall be authorized to access such Company books, records, facilities and personnel and external resources as the Committee deems necessary or appropriate, in its sole discretion, to assist with the fulfillment of its defined responsibilities, including to select, retain and obtain the advice of outside legal counsel, consultants and other professional advisors, as well as director search firms to help identify director candidates. However, the Committee shall not be required to implement or act consistently with the advice or recommendations of any external resources, and the authority granted in this Charter shall not affect the ability or obligation of the Committee to exercise its own judgment in fulfillment of its duties under this Charter.

The Committee shall have sole authority to approve fees, costs and other terms of engagement of such third parties and shall receive appropriate funding from the Company for the payment of such fees and costs, as well as the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its responsibilities. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder. To the extent not inconsistent with applicable law and the rules of The Nasdaq Capital Market, the Committee may form and delegate authority to one or more subcommittees as it deems appropriate in its sole discretion, so long as such subcommittee is solely comprised of one or more members of the Committee.

The operation of the Committee shall be subject to the FBCA and the Company’s Bylaws, as in effect from time to time. The approval of this Charter by the Board shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein, unless the Board specifically limits such authority.

C. Responsibilities

Subject to the Company’s Bylaws and any applicable agreement to which the Company is a party regarding the nomination of directors, the Committee will have the full power and authority to carry out the following activities:

1.	Review of Nominees. The Committee shall identify, review, evaluate and recommend candidates qualified to serve on the Board, consistent with criteria approved by the Board, and shall review the contributions of incumbent directors in determining whether to recommend that the Board nominate them for reelection to the Board. The Committee shall consider any director candidates recommended by the Company’s stockholders in accordance with the procedures set forth in the Company’s Bylaws, applying the same criteria used to evaluate the Company’s nominees.

2.	Director Nominations. The Committee shall make recommendations to the Board regarding the selection and approval of nominees for director to be appointed by the Board or submitted to a stockholder vote at an annual or special meeting of stockholders. Nominees for director to be presented to the Company’s stockholders for election or re-election, and the appointment of new directors to fill any vacancies and newly created directorships on the Board, shall be made by the Board based on the recommendations of the Committee.

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3.	Director Qualifications. The Committee shall develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director, including qualities, capabilities, skills, experience, and other qualifications required to be a director, and periodically review such criteria and, if desirable, recommend changes to such criteria to the Board for its approval.

4.	Board Refreshment. The Committee shall periodically review and assess the size and composition of the Board, with the goal of maintaining a Board membership that, as a whole, reflects the appropriate balance of independence, sound judgment, business specialization, technical skills and other desired qualities, but is not too large to function efficiently, and recommend any appropriate changes to the Board.

5.	Committee Composition. The Committee shall review the Board’s committee structure and make recommendations to the Board regarding the function and duties of each Board committee. The Committee, after due consideration of the capabilities, independence and experience of the individual directors and any other requirements, including under the rules of The Nasdaq Capital Market and SEC rules and regulations, shall recommend to the Board the chairperson and membership of each committee of the Board.

6.	Board Leadership. The Committee shall review the Board’s leadership structure and recommend changes and leadership appointments to the Board as appropriate.

7.	Board Evaluation. The Committee shall develop a process for, and oversee the conduct of, an annual evaluation of the Board and its committees and make recommendations to the Board as appropriate based on the results.

8.	Outside Directorships; Changed Circumstances of Directors. The Committee shall review and approve, any requests from directors or executive officers to stand for election or accept an appointment on any outside for-profit boards of directors. The Committee shall review the appropriateness of a director’s continued Board and/or committee service in light of any change(s) in the director’s employment, relationship with the Company or any other change in circumstance that could affect the director’s independence, qualifications, capabilities or availability to serve as a director of the Company and/or as a member of a Board committee.

9.	Corporate Governance. The Committee shall periodically review, and recommend to the Board for approval any changes to, the Company’s Certificate of Incorporation, Bylaws, Code of Business Conduct, Corporate Governance Guidelines, and other corporate governance policies, as in effect from time to time. The Committee shall oversee major corporate governance risks and monitor and review corporate governance trends and recommend to the Board changes to the Company’s corporate governance documents or practices on the basis of its assessment of such risks and trends.

10.	Continuing Education/Orientation. The Committee shall develop and recommend to the Board such plans or programs as it may deem appropriate for the continuing education of directors and orientation of new directors.

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11.	Stockholder Engagement; Proposals. The Committee shall oversee the process by which the Company communicates with and otherwise engages with its stockholders on corporate governance matters, and report stockholders’ feedback on such matters to the Board. The Committee shall also review any proposals submitted by stockholders for action at the annual meeting of stockholders, make recommendations to the Board regarding proposed responses or other action to be taken in response to each proposal, and consider the voting results of any such proposals.

12.	Corporate Governance Disclosure. The Committee shall review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operation of the Committee and other Board committees, director independence and the director nominations process, and recommend that this disclosure be included in the Company’s annual proxy statement or annual report on Form 10-K, as applicable.

13.	Governmental Relations and Public Policy. The Committee shall oversee and periodically review the Company’s policies and practices in connection with governmental relations and public policy, including any political spending and lobbying activities and related expenditures.

14.	Corporate Sustainability. The Committee shall oversee policy-level sustainability priorities and related public disclosures, including corporate responsibility and environmental stewardship policies; management is responsible for operational execution.

15.	Compliance Program Oversight. Recognizing that the Audit Committee has primary responsibility for oversight of compliance and enterprise risk unless otherwise allocated by the Board, the Committee’s role is limited to governance-related policies and compliance. The Committee may, at least annually, review with the Company’s chief compliance officer and other appropriate members of management the Company’s governance policies and procedures relating to compliance, including escalation and reporting protocols, and report to the Board on governance matters arising therefrom.

Committee Self-Assessment and Charter. The Committee shall review, discuss and assess, at least annually, its own performance, including fulfilling its responsibilities outlined in this Charter. The Committee shall also review annually this Charter and recommend any proposed changes to the Charter to the Board for its approval.

Definitions

Board	Board of Directors of Gravitics Holdings, Inc.
Bylaws	The Company’s Amended and Restated Bylaws, as amended from time to time
Charter	The charter of the Nominating and Corporate Governance Committee of the Board
Committee	Nominating and Corporate Governance Committee of the Board
Company	Gravitics Holdings, Inc.
FBCA	Florida Business Corporation Act
Nasdaq	The Nasdaq Capital Market
SEC	United States Securities and Exchange Commission

Gravitics Document: Nominating & Corporate Governance Committee Charter

Department & Type: Legal & Compliance – Corporate Policy

Revision & Date: Rev. B, 6/3/2026

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